Exhibit 99.2

 Your Vote Counts!  COMPUTERSHARE PO BOX 43078  PROVIDENCE, RI 02940-3078  IRIS ENERGY LIMITED  2023 Annual Meeting  Vote by November 28, 2023 11:59 PM U.S. Eastern Time/ November 29, 2023 3:59 PM Australian Eastern Time  You invested in IRIS ENERGY LIMITED and it’s time to vote!  You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the  availability of proxy material for the stockholder meeting to be held on November 29, 2023 at 3:30 p.m. U.S. Eastern Time/ November 30, 2023 at 7:30 a.m. Australian Eastern Time.  Get informed before you vote  View the Notice of 2023 Annual General Meeting and Explanatory Statement and Annual Report online OR you can receive a  free paper or email copy of the material(s) by requesting prior to November 16, 2023. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or  (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.  *Please check the meeting materials for any special requirements for meeting attendance.  Smartphone users  Point your camera here and vote without entering a control number  V1.1  For complete information and to vote, visit www.ProxyVote.com  Control #  V24410-P99087  Virtually at: www.virtualshareholdermeeting.com/IREN2023  Vote Virtually at the Meeting*  November 29, 2023 3:30 p.m. U.S. Eastern Time/  November 30, 2023 7:30 am Australian Eastern Time

 Vote at www.ProxyVote.com  THIS IS NOT A VOTABLE BALLOT  This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.  Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.  Voting Items  Board Recommends  1. Election of Sunita Parasuraman to Board (as defined in the Notice of Meeting) for the purposes of section 201H of the Australian Corporations Act 2001.  For  NOTE: Such other business as may properly come before the meeting or any adjournment thereof.  V24411-P99087